Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224793

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 17, 2018)

2,841,768 Units of Stapled Securities

representing

2,841,768 Ordinary Shares and

$490,517,574.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 9 to the prospectus dated May 17, 2018 that relates to the offer and resale of up to (a) an aggregate of 2,841,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our Stapled Securities are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and on the Over the Counter Pink Market (“OTC Pink”) under the symbol “VTGGF.” The last reported sale price per Stapled Security as quoted on the OTCBB was $225.00, on November 15, 2018. Our Ordinary Shares are not listed on any national securities exchange and no public market currently exists for our Ordinary Shares.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on November 14, 2018. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated May 17, 2018, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2017, as amended by our annual report on Form 10-K/A for the year ended December 31, 2017 (as so amended, the “Annual Report”), which is incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 12, 2018

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-217678	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On November 12, 2018, Vantage Drilling International (the “Company”) held an Extraordinary General Meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company voted on and approved the following resolution (the “Resolution”):

“that notwithstanding Section 2.2(a)(viii) of the shareholders’ agreement (the “Shareholders’ Agreement”) dated February 10, 2016 entered into between (i) the Company and (ii) the Shareholders (as defined therein), the Shareholders hereby resolve and consent to the incurrence by the Company of new indebtedness for borrowed money in excess of the limitation set forth in Section 2.2(a)(viii) thereof, and in particular, up to $360 million in the aggregate for such new indebtedness, which may be in the form of notes, bonds or similar instruments, one or more loan or credit facilities, or a combination of the foregoing (collectively, the “New Indebtedness”), together with any other indebtedness issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge the New Indebtedness (the “Refinancing Indebtedness”), provided that the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the New Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the New Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith).”

The results of the voting were as follows:

Shares
For	3,230,844
Against	212,519
Abstain	787,326
Broker Non-Votes	—

Following the approval of the Resolution, the Company’s debt incurrence capacity under its above referenced shareholders’ agreement has been conformed to that under the Company’s existing Third Lien Subordination and Intercreditor Agreement dated as of February 10, 2016, among the Company and the other grantors party thereto, and the creditor representatives and collateral agents party thereto.

Item 7.01.	Regulation FD Disclosure.

On November 14, 2018, the Company commenced an offering pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), for the issuance of $300 million in aggregate principal amount of senior secured first lien notes due 2023 in a private placement (the “Offering”).

In connection with the Offering, the Company disclosed information to prospective investors in a preliminary offering circular dated November 14, 2018. The preliminary offering circular disclosed certain information that supplements or updates certain prior disclosures of the Company. Pursuant to Regulation FD, the Company is furnishing herewith such information, in the general form presented in the preliminary offering circular, as Exhibit 99.1 to this Form 8-K.

Item 8.01.	Other Events.

On November 14, 2018, the Company issued a press release pursuant to Rule 135c under the Securities Act regarding the Offering. A copy of the press release is furnished as Exhibit 99.2 hereto.

On November 14, 2018, the Company also issued a press release announcing that it had issued a conditional notice of redemption for all of its outstanding 10% Senior Secured Second Lien Notes due 2020 (the “Second Lien Notes”), such redemption to occur on December 14, 2018, or such later date as the Company may determine, in its sole discretion, as may be necessary for the satisfaction or waiver of a financing condition described therein (such date, as it may be extended but in any event not more than 60 days from the date of the notice, the “Redemption Date”), at a redemption price equal to 100.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date on the principal amount of the Second Lien Notes to be redeemed. The foregoing redemption is conditioned on the satisfaction or waiver of the aforesaid financing condition. A copy of the press release is furnished as Exhibit 99.3 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Excerpts from preliminary offering circular of Vantage Drilling International, dated November 14, 2018.

99.2	Press Release of Vantage Drilling International dated November 14, 2018

99.3	Press Release of Vantage Drilling International dated November 14, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

Excerpts from the Preliminary Offering Circular of Vantage Drilling International, dated November 14, 2018

SUMMARY

Our Fleet

The following table sets forth certain current information concerning our offshore drilling fleet as of November 9, 2018.

Name	Year Built	Water Depth Rating (feet)	Drilling Depth Capacity (feet)	Location	Status
Jackups
Emerald Driller	2008	375	30,000	Qatar	Operating
Sapphire Driller	2009	375	30,000	Congo	Operating
Aquamarine Driller	2009	375	30,000	Malaysia	Operating
Topaz Driller (1)	2009	375	30,000	Gabon	Mobilizing
Drillships (2)
Platinum Explorer	2010	12,000	40,000	India	Operating
Titanium Explorer	2012	12,000	40,000	South Africa	Warm Stacked
Tungsten Explorer	2013	12,000	40,000	Canary Islands	Shipyard upgrades

(1)

Vessel is currently mobilizing to perform an announced contract with Total Gabon, which will expire in the second quarter of 2019. We have also recently entered into a drilling contract for this vessel with ENI Gabon, which will commence following completion of the contract with Total Gabon and will end in the third quarter of 2019.

(2)	The drillships are designed to drill in up to 12,000 feet of water. The Platinum Explorer, Titanium Explorer and Tungsten Explorer are currently equipped to drill in 10,000 feet of water.

Fleet Status

The following table sets forth certain information concerning the current contract status of our offshore drilling fleet as of November 9, 2018.

Name	Region	Contract End Date	Customer
Emerald Driller	Middle East	Q2 2020	Total E&P Qatar
Sapphire Driller	West Africa	Q2 2020	ENI Congo SA
Aquamarine Driller	Southeast Asia	Q3 2019	CPOC through Olio Energy Sdn Bhd
Topaz Driller (1)	West Africa	Q2 2019	Total Gabon
Platinum Explorer	India	Q4 2020	Oil & Natural Gas Corporation

(1)	We recently entered into a drilling contract with ENI Gabon, which will commence following completion of the contract with Total Gabon and will end in the third quarter of 2019.

Appraisals

We have received desktop appraisals of our vessels from Fearnley Offshore AS (“Fearnley”), an independent vessel broker, that assesses the aggregate charter-free fair market value of our vessels to be approximately $1.205 billion to $1.445 billion as of October 25, 2018 (not accounting for the Soehanah jackup rig). The valuations are based on prevailing market conditions. The appraisals constitute what is commonly referred to in the offshore drilling industry as “desktop appraisals” in that they did not include a physical inspection or other verification of the condition or status of the vessels. The market values of the vessels can be expected to fluctuate, depending on general economic and market conditions, including supply and demand dynamics, affecting the offshore drilling industry.

First Lien Asset Coverage

The following table sets forth our first lien asset coverage based on our market-implied value of total capitalization and our sum-of-the parts appraisal value (dollars in millions):

As Adjusted Market-Implied Value of Total Capitalization(a)	$1,718
As Adjusted Total Cash-Pay Debt(b)	$300
Market-Implied Value of Total Capitalization First Lien Asset Coverage	5.7x
Appraised Fleet Value(c)	$1,423
As Adjusted Cash(d)	$195
As Adjusted Total Cash-Pay Debt(b)	$300
Sum-of-the-Parts Appraisal Value First Lien Asset Coverage	5.4x

(a)

As of September 30, 2018, on an as adjusted basis to reflect the sale of the notes in this offering and the use of the proceeds therefrom. Includes Convertible Notes with $768 million par value convertible into 8.035 million shares at a per share conversion price of $95.60 and 5 million common shares outstanding (13.035 fully diluted shares outstanding). Common share price calculated based on the trading price of one unit of the Company’s stapled securities (each comprised of $176.78 of Convertible Notes and one common share) of $310 on November 5, 2018, each such unit convertible into 2.85 common shares as of such date, implying a value of $108.80 per common share. No representation is made that the Convertible Notes will be converted, or that the above-mentioned prices upon which the foregoing calculations were based will not decrease, or that the implied value calculated therefrom will materialize upon any such conversion.

(b)

As of September 30, 2018, on an as adjusted basis to reflect the sale of the notes in this offering and the use of the proceeds therefrom. Excludes indebtedness represented by our Convertible Notes, interest on which is paid in kind.

(c)

Based on midpoint appraisal value provided by Fearnley as of October 25, 2018. Assumes consummation of the Rig Purchase with the Soehanah jackup rig having an appraisal value by Fearnley of between $90 million and $105 million.

(d)	Includes $5 million of restricted cash as of September 30, 2018.

Competitive Strengths

We believe we have a number of competitive strengths that will help us to successfully execute our business strategies:

•

We own and operate a diversified, premium fleet. We have a diversified fleet of seven high-specification drilling units that is capable of providing premium drilling services for both shallow water and deepwater applications. We recognize that shallow water and deepwater business cycles may differ, particularly during an industry recovery, and believe our fleet diversity reduces reliance on any one market segment. Our fleet currently includes four jackup rigs and three drillships. Additionally, we have entered into an agreement to acquire a fifth contracted high-specification jackup rig of similar design and specifications as our four current jackups.

•

We believe that our ultra-premium jackup rigs compare favorably to the majority of the current global jackup rig fleet, which is primarily comprised of older, smaller, less capable rigs using less modern equipment. Each of our jackups is less than 10 years old and has a water depth capability of 375 feet and drilling depth capability of 30,000 feet. Our jackup rigs are equipped with offline stand-building systems, which provide significant drilling efficiency and have at least a 1.5 million pound hook load, allowing more demanding wells to be drilled. Our rigs have a cantilever reach envelop of 75 x 30 feet, allowing the rig to reach more well slots on a platform without requiring a rig move, a large deck space and 3,749 tons of variable deck-load, allowing more equipment and supplies to be stored on the rig, and a 120-person accommodation, all of which bring efficiencies, better logistics and significant cost savings to the customer. Out of the current global supply of 521 jackup rigs, only 79 rigs have similar or better capabilities, and 232 are more than 30 years old, 68 are cold-stacked and 97 are warm-stacked. As a result, we believe our jackups are preferred by clients for their superior and more efficient drilling performance, better and more cost-effective logistics and consistent activity levels. This client preference for modern jackups like ours has been proven during the current cycle where the global modern jackups utilization has returned to approximately 70% globally while older rigs are still at an approximate 50% utilization level. As of September 30, 2018, our jackup rigs are 100% utilized.

•

Our ultra-deepwater drillships are designed to drill in up to 12,000 feet of water and two have been further upgraded with a hook load of 2.5 million pounds, which further enhances their ability to drill deep, complex and demanding wells. Our drillships are currently equipped with risers to drill in water depths of up to 10,000 feet, which we believe is the optimal specification for the majority of current ultra-deepwater development projects, but additional risers could be added to drill in water depths of up to 12,000 feet as needed by our clients. Finally, a Managed Pressure Drilling system, or MPD, is being installed on the Tungsten Explorer drillship. We are observing that a significant number of the recent and active requirements for floaters are requesting an MPD system or a subset of it, called Riser Gas Handling. Of the total fleet of semi-submersible rigs and drillships, which includes new-build and cold-stacked rigs (“total floater market”), we believe that only 24 of these vessels are outfitted with an MPD system and another 38 are “MPD-ready” but lack an actual MPD system. Of those MPD-outfitted and MPD-ready vessels, only 18 and 27, respectively, are drillships. We believe these high-specification and upgraded rigs are preferred by our clients and better position us to secure contracts and command premium dayrates than competitors with less advanced fleets.

•

We have high fleet utilization. As of September 30, 2018, all of our jackup rigs were under contract (100% jackup fleet utilization) and two of our three drillships were under contract (67% drillship fleet utilization) for a total fleet utilization just above 85%, which we believe to be one of the highest in the industry. Our one drillship that was not under contract as of September 30, 2018 is currently warm-stacked and ready for deployment. We believe that E&P operators have a strong preference for rigs with consistent activity levels and that our rigs will be more competitive in securing new contracts than those that have not had consistent activity levels or have been cold-stacked. In addition, the activity level of our fleet reduces uncertainty of cost and preparation time necessary to ready rigs for new contracts relative to those coming out of cold-stack.

Our focus on increased efficiency has led to an optimized cost structure. Following the commodity price downturn in 2014, we have implemented company-wide cost savings initiatives to reduce our rig operating expenses and general and administrative expenses through the right-sizing of the shore-based teams, and centralization of shore-based operational support in Dubai near key areas of operation. Further, we have significantly reduced our rig operating cost through nationalization and regionalization of senior offshore positions and active supply chain management. Annual total direct costs (G&A and global support) have declined from approximately $86 million in 2015 to approximately $45 million in 2018 (based on annualized 9 months ended September 30, 2018 results), and annualized offshore labor costs on operating rigs (including wages, travel, contract labor and payroll taxes) decreased from approximately $122 million for our operating fleet in 2015 to approximately $54 million in 2018 (on the same annualized basis). We believe our optimized cost structure is among the best in the industry and provides us flexibility to operate across business cycles, and will lead to enhanced profitability in a recovery in the offshore drilling industry.

We have a strong balance sheet with significant debt coverage. Upon completion of this offering and the application of proceeds to repay debt and complete the Rig Purchase, we expect to have approximately $190.2 million of cash on our balance sheet (excluding $5.0 million of restricted cash) and no near-term debt maturities. Our long-term debt would consist of $300 million of First Lien Notes, which will be secured on a first priority basis by substantially all of our assets, as well as the Convertible Notes. On an as adjusted basis as of September 30, 2018, our total First Lien Notes asset coverage ratio would have been 5.7 to 1.0 based upon our market-implied value of total capitalization and would have been 5.4 to 1.0 based upon our sum-of-the-parts appraisal value. See “—First Lien Asset Coverage.” In addition, in connection with our arbitration with Petrobras and related entities, we were awarded damages in the aggregate amount of $622 million, which accrues interest at an annual rate of 15.2%. As the ultimate recovery in respect of this award is uncertain, no amounts relating to these damages are included in our sum-of-the-parts appraisal value.

We are a leading operator with strong client relationships. We believe that our safety and operational performance, experienced and skilled employees and modern and highly advanced fleet have produced a track record of high-quality client service and operational safety, efficiency and effectiveness. We have received special recognition from several our clients (which include Total and Eni) for superior drilling services and, in 2016, one of our top clients described one of our drillships in its congratulatory letter as the top performer based on several key operational metrics, including drilling efficiency, low non-productive time, safe operations and best contractor performance.

We have a proven management team. Our executive team has a strong reputation for sound execution, customer focus and delivering strong financial performance. Our management team has extensive experience in the oilfield services and offshore drilling industries, as well as experience operating in key global offshore development locations including the Gulf of Mexico, West Africa, the Middle East, South East Asia and India, both with major international and national oil companies as well as with independent exploration and production companies. Prior to joining us, certain members of our executive operations team have worked at Schlumberger and Transocean Ltd. In addition to the members of the management team, we have highly trained personnel operating and maintaining our rigs. We believe that our team’s significant experience, technical expertise and strong client relationships, and the functional depth throughout our organization, enhance our ability to deliver superior drilling service to our clients and effectively operate on a global basis.

Business Strategies

Our principal business objective is to be the preferred provider of premium offshore drilling rig services to the oil and gas industry. Our operating strategy is designed to enable us to provide high-quality, safe and cost-competitive services through the current business cycle, positioning us to benefit from an expected increase in demand for offshore drilling and to increase our cash flow and profits. Specifically, we expect to achieve our business objectives through the following strategies:

Enhanced focus on safety and operational excellence. With current decreased demand for offshore drilling services, excelling in safety and operational ability is a key factor for success. We intend to continue our focus on minimizing safety incidents, while also continually increasing our operational uptime and efficiency. This dual focus is intended to enable us to develop and maintain long-term customer relationships and maximize the utilization of our fleet while ensuring the safety of our and our customers’ employees and contractors. As a result of our focus, we had an excellent 12-month rolling average Total Recordable Incident Rate (‘‘TRIR’’) of 0.22 as of September 30, 2018, compared to 0.56 in 2013, 0.7 in 2014 and 0.53 in 2015. Additionally, we have not experienced a Lost Time Incident since May 2017. In addition, we have consistently maintained an average revenue efficiency of at least 98.5% since our current management team took over in 2016, with a high of 101.0% and low of 92.6%. Through attentive and engaged leadership, ongoing competency and training programs, appropriate incentive structures at all levels and management oversight, we intend to maintain our exemplary safety and operational performance.

Efficiently manage costs to adapt to and withstand a range of market conditions. With a cost-competitive fleet, we believe we are well-positioned to operate across business cycles and achieve enhanced profitability in a recovery in the offshore drilling industry. We have assembled and deployed an active fleet that we believe is at the low end of the cost of supply curve through right sizing and centralization of shore-based support, nationalization and regionalization of senior offshore positions and active supply chain management. As a result, annual total direct costs (G&A and global support) have declined from approximately $86 million in 2015 to approximately $45 million in 2018 (based on annualized 9 months ended September 30, 2018 results). We believe these efforts to manage costs will enable us to maintain our industry-leading fleet utilization while generating positive operational cash flows even in the current low dayrate environment. Further, despite depressed dayrates, our optimized cost structure allows us to operate profitably before interest expense.

Maintain high fleet utilization and consistent activity levels to capitalize on customer preferences for active rigs. We enjoy an industry-leading fleet utilization, which serves as a competitive advantage in securing contracts as operators have a strong preference for rigs with consistent activity levels. Consistent activity reduces the uncertainty of any associated costs and preparation time for rigs to undertake new contracts. All of our jackup rigs are currently contracted with client options to extend their contracts. One of our drillships is currently contracted, one is having its special periodic survey performed in advance of returning to work, and one is deliberately warm-stacked in anticipation of what we believe to be an improved dayrate and contract term environment starting in 2020. In addition to maximizing and maintaining utilization of our existing fleet, an important element for our evaluation of any potential acquisition is whether the jackup rig or drillship has been recently contracted. For example, we have entered into an agreement to acquire the Soehanah rig, a Baker Marine Pacific Class 375 jackup rig, which is currently working on bareboat contract in Indonesia.

Preserve balance sheet and maintain significant liquidity through business cycles. By refinancing debt with the proceeds of this offering, we will extend our maturity profile in order to allow for more nimble operations and capital deployment and lower our cost of capital. Further, we continue to focus on preservation of liquidity as the offshore drilling business cycle continues. Upon completion of this offering and application of proceeds to repay debt and complete the Rig Purchase, we expect to have approximately $190.2 million of cash on our balance sheet (excluding $5.0 million of restricted cash) and no near-term debt maturities. Additionally, the arbitration award provides potential future upside and substantial cushion in our capital structure.

Maintain high-quality asset portfolio with diverse footprint by selectively pursuing acquisitions that suit our operational model and that we believe are likely to increase cash flow. Our balanced fleet of jackup rigs and drillships allows us to address the dynamic opportunity set in the offshore drilling industry. The quality of our jackup rig and drillship fleets, combined with our experience in shallow and deepwater markets, positions us to compete in various market segments and geographies. With a young fleet with an average age of approximately 8 years, our high-specification assets allow us to capitalize on the bifurcation in utilization levels between modern and older rigs and to secure contracts with premium dayrates. Additionally, high specification modern drilling units generally provide superior and more efficient drilling performance and better and more cost effective logistics. New, modern drilling units are also generally preferred by crews, which makes it easier to hire and retain high quality operating personnel. As a result, our fleet is well suited to meet the requirements of customers for efficiently drilling complex wells in demanding locations. To maintain our high-quality asset portfolio, we are focused on disciplined investment in and growth of our active drilling fleet to maximize our profitability. We believe the most attractive returns on invested capital are in opportunistic acquisitions of rigs that are complementary to our fleet. We believe that rigs of this type are currently available at historically low acquisition prices due to the offshore industry downturn. Additionally, we have invested in managed pressure drilling (MPD) technology for our ultra-deepwater drillships, which is currently required by a significant number of the tenders in the market and is becoming increasingly prevalent in the industry, making our drillships highly regarded and sought after by customers.

Refinancing of Our Existing Indebtedness

As of the date of this offering circular, we had $76,125,000 aggregate principal amount of Second Lien Notes outstanding and $134,325,000 outstanding under our First Lien Term Loan Facility. We intend to use a portion of the proceeds of this offering to redeem the Second Lien Notes, and to repay all of our obligations under, and to terminate, our existing First Lien Term Loan Facility. At the time of the consummation of this offering, we also intend to enter into a new $50.0 million cash collateralized letter of credit facility to replace the letter of credit facility under our existing First Lien Term Loan Facility.

SUMMARY HISTORICAL AND UNAUDITED FINANCIAL DATA

Upon emergence from bankruptcy on February 10, 2016 (the “Effective Date”), in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”), we adopted fresh-start accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The Effective Date fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets prior to the Effective Date. The effects of our reorganization and the application of fresh-start accounting are reflected in our consolidated balance sheet as of December 31, 2016 and the related adjustments thereto were recorded in our consolidated statements of operations as reorganization items. As a result, our consolidated balance sheets and consolidated statements of operations subsequent to the Effective Date are not comparable to our consolidated balance sheets and statements of operations prior to the Effective Date. Our consolidated financial statements and related notes are presented with a black line division which delineates the lack of comparability between amounts presented on or after February 10, 2016 and amounts presented prior to that date. Our financial results for periods following the application of fresh-start accounting are different from historical trends and the differences may be material.

Set forth below is (i) summary historical consolidated financial data as of December 31, 2017 and 2016 and for the year ended December 31, 2017 (successor), the period from February 10, 2016 to December 31, 2016 (successor) (the “Successor Period”), the period from January 1, 2016 to February 10, 2016 (predecessor) (the “Predecessor Period”) and the year ended December 31, 2015 (predecessor), which have been derived from our audited Consolidated Financial Statements included elsewhere in this offering circular, and (ii) summary historical consolidated financial data as of September 30, 2018 and for the nine month periods ended September 30, 2018 and 2017, which have been derived from our Unaudited Consolidated Financial Statements included elsewhere in this offering circular. The Successor Period and the Predecessor Period are two distinct reporting periods as a result of our emergence from bankruptcy on the Effective Date. The summary historical consolidated financial data set forth in the following tables for the twelve months ended September 30, 2018 have been calculated by aggregating our summary historical financial data derived from our audited consolidated financial statements for the year ended December 31, 2017 with the financial data from our unaudited consolidated financial statements for the nine months ended September 30, 2018 and substracting from such aggregate total the financial data derived from our unaudited consolidated financial statements for the nine months ended September 30, 2017, in each case without any adjustments. Accordingly, such financial data for the twelve months ended September 30, 2018 is not compiled in accordance with GAAP.

	Fiscal Year
	Successor		Predecessor				Successor
	Year Ended December 31, 2017	Period from February 10, 2016 to December 31, 2016	Period from January 1, 2016 to February 10, 2016		Year Ended December 31, 2015		Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Twelve Months Ended September 30, 2018
			(in thousands)
Consolidated Statement of Operations Data
Revenue	$212,846	$158,648	$23,540		$772,265		$182,681	$153,008	$242,519
Operating costs	161,668	123,022	25,213		359,610		128,943	119,244	171,367
General and administrative expenses	41,648	36,922	2,558		25,322		22,935	29,929	34,654
Depreciation	73,925	67,920	10,696		127,359		53,217	55,531	71,611

Income (loss) from operations	(64,395)	(69,216)	(14,927)		259,974		(22,414)	(51,696)	(35,113)
Gain (loss) on debt extinguishment	—	—	—		10,823	(1)	—	—	—
Interest expense, net	(75,633)	(67,005)	(1,725)		(173,550	)(2)	(57,148)	(56,593)	(76,188)
Other income (expense)	2,501	1,132	(69)		4,231		(1,031)	2,287	(817)
Reorganization items	—	(1,380)	(452,919	)(3)	(39,354	)(4)	—	—	—
Bargain purchase gain (5)	1,910	—	—		—		—	1,910	—

Income (loss) before income taxes	(135,617)	(136,469)	(469,640)		62,124		(80,593)	(104,092)	(112,118)
Income tax provision	14,168	10,948	2,371		39,870		8,698	9,067	13,799

Net income (loss)	(149,785)	(147,417)	(472,011)		22,254		(89,291)	(113,159)	(125,917)
Net income (loss) attributable to noncontrolling interests	—	—	(969)		5,036		—	—	—

Net income (loss) attributable to VDI	$(149,785)	$(147,417)	$(471,042)		$17,218		$(89,291)	$(113,159)	$(125,917)

Other Financial Data
Adjusted EBITDA Reconciliation
Net income (loss)	$(149,785)	$(147,417)	$(472,011)		$22,254		$(89,291)	$(113,159)	$(125,917)
Interest expense	75,633	67,005	1,725		173,550		57,148	56,593	76,188
Income tax provision	14,168	10,948	2,371		39,870		8,698	9,067	13,799
Depreciation	73,925	67,920	10,696		127,359		53,217	55,531	71,611

EBITDA (6)	13,941	(1,544)	(457,219)		363,033		29,772	8,032	35,681
Gain (loss) on debt extinguishment (1)	—	—	—		(10,823)		—	—	—
Reorganization items	—	1,380	452,919		39,354		—	—	—
Bargain purchase gain (5)	(1,910)	—	—		—		—	(1,910)	—

Adjusted EBITDA (7)	$12,031	$(164)	$(4,300)		$391,564		$29,772	$6,122	$35,681

	Fiscal Year
	Successor		Predecessor			Successor
	Year Ended December 31, 2017	Period from February 10, 2016 to December 31, 2016	Period from January 1, 2016 to February 10, 2016	Year Ended December 31, 2015		Period Ended September 30, 2018
			(in thousands)
Balance Sheet Data (as of end of period)
Cash and cash equivalents	$195,455	$231,727	N/A	$203,420		$178,549
Total other current assets	102,541	78,479	N/A	157,323		104,248
Property and equipment, net	763,191	834,528	N/A	2,948,387		736,008
Total other assets	21,935	15,694	N/A	23,050		14,471

Total assets	$1,083,122	$1,160,428	N/A	$3,332,180		$1,033,276

Total current liabilities	$69,213	$55,161	N/A	$132,616		$60,806
Long-term debt	919,939	867,372	N/A	—	(8)	959,750
Other long-term liabilities	17,195	11,335	N/A	33,097		25,236
Liabilities subject to compromise	—	—	N/A	2,694,456		—
VDI shareholder’s equity	76,775	226,560	N/A	456,756		(12,516)
Noncontrolling interests	—	—	N/A	15,255		—

Total liabilities and shareholders’ equity	$1,083,122	$1,160,428	N/A	$3,332,180		$1,033,276

	Fiscal Year
	Successor		Predecessor		Successor
	Year Ended December 31, 2017	Period from February 10, 2016 to December 31, 2016	Period from January 1, 2016 to February 10, 2016	Year Ended December 31, 2015	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Twelve Months Ended September 30, 2018
			(in thousands)
Cash Flow Data
Net cash provided by (used in) operating activities	$(19,873)	$(3,874)	$(21,365)	$92,587	$12,481	$(17,412)	$10,020
Net cash provided by (used in) investing activities	(14,969)	(11,964)	116	(46,490)	(18,572)	(14,606)	(18,935)
Net cash provided by (used in) financing activities	(1,430)	(1,481)	66,875	81,522	(5,815)	(1,072)	(6,173)

(1)

Includes redemption discounts totaling $11.5 million in connection with discretionary open market repurchases of our pre-bankruptcy indebtedness offset by $0.7 million for the write-off of associated issuance discounts and deferred financing costs.

(2)	Contractual interest of $178,049 during the year ended December 31, 2015.
(3)

Includes $2.1 billion in adjustments as a result of the adoption of fresh-start accounting and $22.7 million of post-petition professional fees incurred in connection with our bankruptcy proceedings offset by $1.6 billion net gain on settlement of Liabilities Subject to Compromise (“LSTC”) in accordance with the Reorganization Plan.

(4)

Includes the write-off of $31.4 million of deferred finance charges and $5.7 million of debt discount and $2.2 million of post-petition professional fees incurred in connection with our bankruptcy proceedings.

(5)

Reflects gain with respect to our April 2017 purchase of the Vantage 260, a class 154-44C jackup rig, and related multi-year drilling contract. The gain on bargain purchase resulted from the excess of the net fair value of the assets acquired and liabilities assumed in the acquisition over the purchase price. EBITDA is not a substitute for GAAP measures of net income, operating income or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities or other liquidity measures derived in accordance with GAAP.

(6)

Earnings before interest, taxes and depreciation and amortization (“EBITDA”) represents net income (loss) before (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization expense. EBITDA is not a financial measure under generally accepted accounting principles (“GAAP”) as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance.

(7)

Adjusted EBITDA represents EBITDA adjusted to exclude gain (loss) on debt extinguishment, reorganization items and bargain purchase gain. Adjusted EBITDA is a non-GAAP financial measure as defined under the rules of the SEC, and is intended as a supplemental measure of our performance. We believe this measure is commonly used by analysts and investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a substitute for GAAP measures of net income, operating income or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities or other liquidity measures derived in accordance with GAAP.

(8)	$2.7 billion of long-term debt was classified as Liabilities Subject to Compromise as of December 31, 2015.

RISK FACTORS

We may not be able to replace expiring or terminated contracts for our existing rigs at dayrates that are as attractive or economically feasible for us.

Due to the cyclical nature and high level of competition in our industry, we may not be able to replace expiring or terminated contracts. Our ability to replace expiring or terminated contracts will depend on prevailing market conditions, the specific needs of our customers, and numerous other factors beyond our control. Additionally, any contracts for our drilling units may be at dayrates that are below existing dayrates, which could have a material adverse effect on our overall business, financial condition, results of operations and future prospects.

In particular, the Tungsten Explorer’s most recently concluded drilling contract, which ended in October 2018, accounted for the highest dayrate of any of our other drillships’ drilling contracts for the current year. The Tungsten is currently off contract and will be undergoing certain equipment recertifications and upgrades. Given current market conditions, it is unlikely that we will be able to secure a new drilling contract at a comparable rate in the near term. If we are unable to secure a new drilling contract at a comparable rate, our financial condition, results of operations and cash flows may be adversely affected.

The desktop appraisals referred to in this offering circular are highly dependent on variable assumptions that are subject to change, and the market value of vessels can be expected to fluctuate.

This offering circular refers to desktop appraisals of our vessels that have been prepared by Fearnley, an independent vessel broker. These appraisals were based on prevailing market conditions at the time that they were prepared on October 25, 2018 and were prepared without a physical inspection or other verification of the condition or status of the vessels. The appraisals were also based on numerous assumptions, including that the vessels were in good and seaworthy condition and in a favorable class position and that there existed a willing buyer and seller for each vessel, all of which are subject to change. The market values of vessels can be expected to fluctuate depending on general economic and market conditions, including supply and demand dynamics affecting the offshore drilling industry, and there can be no assurance that the values cited by Fearnley could be sustained or realized in an actual transaction.

Exhibit 99.2

PRESS RELEASE

For Immediate Release

VANTAGE DRILLING INTERNATIONAL ANNOUNCES PROPOSED PRIVATE OFFERING

HOUSTON, November 14, 2018 — Vantage Drilling International (“Vantage” or the “Company”) today announced that it proposes to offer $300 million in aggregate principal amount of senior secured first lien notes due 2023 (the “notes”) in a private placement.

The Company plans to use the proceeds of this offering to repay all of its obligations under, and to terminate, its existing first lien credit agreement, to redeem all of its outstanding 10% senior secured second lien notes due 2020, to fund the remaining amounts to be paid by it in connection with the purchase of a new jack-up rig (assuming such transaction is successfully consummated), and to pay fees and expenses related to the foregoing and to the offering of the notes. Any remaining portion of proceeds of the offering will be used for general corporate purposes. The notes will be guaranteed on a joint and several basis by the Company’s direct and indirect subsidiaries and will be secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries, in each case subject to certain exceptions.

The notes proposed to be offered will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes will be offered only to “qualified institutional buyers” under Rule 144A of the Securities Act or, outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any offer, solicitation or sale of any notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company cannot provide any assurances that the proposed offering will be completed or regarding the terms on which it may be completed.

* * *

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. Vantage disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

SOURCE Vantage Drilling International

Public & Investor Relations Contact:
Thomas J. Cimino Chief Financial Officer Vantage Drilling International (281) 404-4700

Exhibit 99.3

PRESS RELEASE

For Immediate Release

Vantage Drilling International Issues Conditional Notice of Redemption for all of its Outstanding Second Lien Notes

HOUSTON, November 14, 2018—Vantage Drilling International (“Vantage” or the “Company”) announced today that it has issued a conditional notice of redemption (the “Redemption”) for all of its outstanding 10% Senior Secured Second Lien Notes due 2020 (the “Notes”), such redemption to occur on December 14, 2018, or such later date as the Company may determine, in its sole discretion, as may be necessary for the satisfaction or waiver of the Financing Condition (as defined below) (such date, as it may be extended, but in any event not later than 60 days from the date of the notice, the “Redemption Date”), subject to the satisfaction or waiver of the Financing Condition, at a redemption price equal to 100.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date on the principal amount of the Notes to be redeemed (together, the “Redemption Price”).

The consummation of the Redemption on the Redemption Date shall be subject to the receipt by the Company of proceeds from a proposed issuance of securities on terms reasonably satisfactory to the Company, in its sole discretion and subject to applicable law, generating net proceeds in an amount that is sufficient to effect the redemption of the Notes and the repayment of all amounts outstanding under the Company’s Second Amended and Restated Credit Agreement, dated February 10, 2016, including the payment of any premiums, accrued interest, and costs and expenses incurred in connection therewith (the “Financing Condition”). Accordingly, none of the Notes shall be deemed due and payable on the Redemption Date unless and until the Financing Condition is satisfied or waived by the Company.

The Second Lien Notes were issued in 2016 and the outstanding principal amount is $76,125,000.

The notice of redemption is being distributed to all registered holders of the Notes by U.S. Bank National Association.

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to purchase, or an offer to purchase with respect to, any securities.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. The Company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

About Vantage Drilling International

Vantage Drilling International, a Cayman Islands exempted company, is an offshore drilling contractor, with a fleet of three ultra-deepwater drillships and four premium jackup drilling rigs. Vantage’s primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells globally for major, national and independent oil and natural gas companies. Vantage also provides construction supervision services and preservation management services for, and will operate and manage, drilling units owned by others.